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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-47577ng

FEB 2 7 2024

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

Washington, DC

FILING FOR THE PERIOD BEGINNING ___**01/01/23**___ AND ENDING ___**12/31/23**___

                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Victory Capital Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4900 Tiedeman Road, 4th Floor

(No. and Street)

Brooklyn	**Ohio**	**44144**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher A. Ponte	**(216) 898-2458**	**cponte@vcm.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

1001 Lakeside Ave, Suite 1800	**Cleveland**	**Ohio**	**44114**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher A. Ponte _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Victory Capital Services, Inc. _____ , as of December 31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN STAFFELD
Notary Public
State of Ohio
My Comm. Expires
November 24, 2025

Signature: _____

Title: _____
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

Year Ended December 31, 2023

Victory Capital Services, Inc.
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Christopher A. Ponte
Principal Financial Officer
Victory Capital Services, Inc.

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 898-2458



FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Victory Capital Services, Inc.
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

Victory Capital Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2023

Contents



Ernst & Young LLP
Suite 1800
1001 Lakeside Ave
Cleveland, OH 44114

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Victory Capital Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Victory Capital Services, Inc. (the Company) as of December 31, 2023, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity

1

A member firm of Ernst & Young Global Limited



Building a better working world

with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2007.

February 23, 2024

Victory Capital Services, Inc.

Statement of Financial Condition

December 31, 2023

Assets

Cash	$	2,660,239
Intangible assets		2,300,000
Distribution fees and commissions receivable		293,376
Receivable from clearing organization		250,000
Due from affiliates		507,689
Prepaid C share commissions		659,013
Capitalized service contract implementation costs, net of amortization		4,009,328
Prepaids and other assets		81,127
Total assets	$	10,760,772

Liabilities and shareholder's equity

Liabilities

Distribution fees payable	$	1,667,236
Due to affiliates		367,256
Other liabilities		90,850
Deferred tax liability, net		449,936
Total liabilities		2,575,278

Shareholder's equity

Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		5,841,753
Retained earnings		2,343,740
Total shareholder's equity		8,185,494
Total liabilities and shareholder's equity	$	10,760,772

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Operations

Year Ended December 31, 2023

Revenues

Distribution and related fees	$	22,199,431
Intercompany support fees		1,349,292
Commissions, net		99,610
Contingent deferred sales charge		44,143
Brokerage fees		8,069
Interest and other income		86,617
Total revenues		23,787,162

Expenses

Distribution and related expenses		20,275,450
Brokerage platform expense		1,437,387
Intercompany service fees		2,740,983
Professional fees		208,190
Other expenses		167,586
Total expenses		24,829,596
Loss before income taxes		(1,042,434)
Benefit from income taxes		(256,935)
Net loss	$	(785,499)

See accompanying notes to financial statements.


Victory Capital Services, Inc.

Statement of Changes in Shareholder's Equity


	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2022	$ 1	$ 3,591,753	$ 3,129,239	$ 6,720,993
Capital contribution from VCO	-	2,250,000	-	2,250,000
Net loss	-	-	(785,499)	(785,499)
Balance at December 31, 2023	$ 1	$ 5,841,753	$ 2,343,740	$ 8,185,494

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2023

Cash flows from operating activities

Net loss	$ (785,499)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income taxes	25,397
Amortization of prepaid C share commissions	204,718
Amortization of capitalized service contract implementation costs	707,090
Changes in operating assets and liabilities	
Decrease in distribution fees and commissions receivable	667,204
Increase in receivable from clearing organization	(250,000)
Decrease in due from affiliates	18,781
Increase in capitalized service contract implementation costs	(2,373,094)
Increase in prepaids and other assets	(17,781)
Increase in prepaid C share commissions	(264,645)
Decrease in distribution fees payable	(98,573)
Increase in other liabilities	13,790
Decrease in due to affiliates	(1,362,314)
Net cash used in operating activities	(3,514,926)

Cash flows from financing activities

Capital contribution from VCO	2,250,000
Net cash provided by financing activities	2,250,000

Net decrease in cash	(1,264,926)
Cash, beginning of period	3,925,165
Cash, end of period	$ 2,660,239

Supplemental cash flow information

Cash received from income tax benefits	$ 125,655

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2023

1. Organization

Victory Capital Services, Inc. (the "Company") is a wholly owned indirect subsidiary of Victory Capital Holdings, Inc. (VCH or the "Parent") and a wholly owned direct subsidiary of Victory Capital Operating, LLC (VCO). VCH's common stock is listed on the NASDAQ Global Select Market under the symbol "VCTR." The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also registered with the Municipal Securities Rulemaking Board (MSRB), the regulatory body for the municipal securities market.

The Company serves as distributor and principal underwriter for the Victory Portfolios, Victory Variable Insurance Funds, the mutual fund series of the Victory Portfolios II and Victory Portfolios III, known as the USAA Mutual Fund Trust prior to April 24, 2023 (collectively, the "Funds"), as well as for municipal fund securities issued by the Nevada College Savings Trust Fund under the USAA 529 Education Savings Plan. The Funds are managed by Victory Capital Management Inc. (the "Advisor"), another wholly owned direct subsidiary of VCO. Substantially all of the Company's revenues are earned from the Funds or in connection with the sale of the Funds' shares. The Company serves as placement agent for certain private funds managed by the Advisor including, but not limited to, the THB SmallCap Fund, LLC and the Victory Hashdex Nasdaq Crypto Index Fund LLC, which closed in October 2023.

The Company has an agreement with Pershing LLC ("Pershing") for clearing, processing and related technology services for introduced customer accounts. On April 24, 2023, the Company launched an open architecture brokerage platform for individual investors ("Marketplace") developed by the Company with Pershing and the Advisor.

2. Significant Accounting Policies

Cash

Cash represents cash in banks. Cash balances may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Revenue Recognition

The majority of the Company's revenue is earned from two customers: the Funds and the Advisor. Both customers are domiciled in the United States and substantially all services provided by the Company relate to open-end mutual funds.

2. Significant Accounting Policies (continued)

<u>Distribution and related fees</u>

The Company receives fees for sales and sales-related services provided under Distribution Agreements (the "Agreements") between the Funds and the Company. The Agreements continue in effect until terminated by either party. There are no direct costs incurred to obtain these Agreements. The Company satisfies its performance obligation under the Agreements at the point in time when the sale of a share in the Funds occurs. The Company receives 12b-1 fees from the Funds for shares sold which are still outstanding.

Revenue related to the Agreements is measured in an amount that reflects the consideration to which the Company expects to be entitled in exchange for providing distribution services. Distribution and related fees represent variable consideration as it is calculated based on assets under management in share classes covered by the Funds' 12b-1 plans and is subject to factors outside of the Company's control, including investor behavior and activity and market volatility. Revenue is recognized monthly as these uncertainties are resolved, and due to this delay, the majority of revenue relates to distribution obligations satisfied during prior periods. Payment of 12b-1 fees from the Funds are received twice a month, in arrears.

The Company has contractual arrangements with third parties to assist with its provision of certain distribution services. 12b-1 fees are paid by the Company to other broker-dealers who hold outstanding Fund shares that generated the Fund's distribution fee revenue pursuant to the Agreements. Distribution fees not paid to selling brokers may be used to support other distribution-related activities as allowed under distribution plans that have been adopted by the Funds. Distribution-related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Management evaluated the Agreements with the Funds and agreements with third parties and other broker-dealers and determined the Company controlled distribution services provided to the Funds and acts as principal service provider to the Funds. 12b-1 revenue is recorded gross of the related third-party costs in distribution and related fees in the Statement of Operations. 12b-1 expense is recorded in distribution and related expenses in the Statement of Operations.

Also included in distribution and related fees in the Statement of Operations are fees earned from serving as placement agent for certain private funds managed by the Advisor. The Company earns a placement agent fee of up to $25 per investor account per year that is paid on a quarterly basis by the Advisor. In 2023, placement agent fees totaled $1,300.

Victory Capital Services, Inc.

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Contingent Deferred Sales Charge Revenue (Class C Shares)

The Funds maintain a multiclass structure, including participating funds offering Class C shares, which are back-end load shares. For the first year after the Class C share is purchased, the Company retains 12b-1 fees paid by the participating C share funds. This revenue is calculated as 1.00% of the average daily net asset value of the Class C shares.

After the first full year, the Company pays the 1.00% 12b-1 fees (0.75% for distribution services and 0.25% for personal shareholder services) to third-party dealers and institutions based on the average daily net assets of Class C shares per contractual agreements with those parties for the provision of certain distribution services.

If the Class C share is sold by the investor before the twelve-month period ends, the Company recognizes contingent deferred sales charge (CDSC) revenue equal to 1.00% of the lower of sale proceeds or the original offering price. CDSC revenue is included in contingent deferred sales charge in the Statement of Operations.

The Company may pay upfront commissions at the time of sale to dealers and institutions that sell Class C shares of the participating funds. The sales charges are dictated by the prospectus and statement of additional information and are a direct cost of selling Class C shares. Commission payments with respect to Class C shares equal 1.00% of the purchase price of the Class C shares sold by the dealer or institution. The obligations related to the selling of Class C shares are shared by the Company and dealers and the Company does not control the obligation to perform the services. Upfront payments to a dealer or institution for the sale of Class C shares are capitalized by the Company and the cost is amortized over a twelve-month period. The amortization of prepaid C share commissions is recognized in distribution and related expenses in the Statement of Operations.

Commissions, net

The Funds' multiclass structure also includes participating funds offering Class A shares, which are front-end load shares. The sales charges are dictated by the prospectus and statement of additional information and depend on the total value of shares being purchased. Front-end sales charges are paid by investors purchasing Class A shares, and the dealer executing the sale retains the majority of the upfront commission and remits a portion to the Company. The sales charge received when the dealer executes the sale is fixed consideration and not subject to reversal, even if the shareholder holds the shares less than one year. The obligations related to the selling of Class A shares are shared by the Company and dealers and the Company does not control the obligation to perform the services. The Company acts as an agent and recognizes as net revenue the portion of front-end commissions received from dealers in commissions, net in the Statement of Operations.

8

2. Significant Accounting Policies (continued)

<u>Brokerage Fees</u>

The Company earns transaction and account-level fees from Marketplace customers as stated in the customer account agreements. These fees include wire and Automated Clearing House fees, trade execution fees and account maintenance fees. Revenue is recognized as services are performed. Brokerage fee revenue totaled $8,069 for the year ended December 31, 2023.

<u>Intercompany Support Fees</u>

The Company provides ongoing support services to the Advisor and the Advisor's personnel pursuant to a distribution support agreement between the Company and the Advisor. The Company satisfies its performance obligation over time. Intercompany support fees are recorded on a monthly basis and are paid one month in arrears. The calculation of the monthly fee includes both a fixed and variable portion. The variable portion is substantially larger than the fixed portion and is calculated as a percentage of month end assets of the Funds.

There are no costs associated with obtaining or fulfilling the contract. The revenue is recorded in intercompany support fees in the Statement of Operations.

Receivable from clearing organization

Receivable from clearing organization consists of cash deposited with Pershing under the Company's clearing agreement with Pershing.

Allowance for Credit Losses

The Company estimates expected credit losses for financial assets under the current expected credit losses (CECL) model. The CECL analysis is performed on a pooled basis for financial assets that share similar risk characteristics and considers risk of loss even if that risk is deemed remote. The Company considers actual collection history, current conditions and future financial forecasts in estimating expected credit losses. The Company's distribution fee receivables, commission receivables and receivable from clearing organization represent one pool of financial assets. These receivables are short term in nature and carry minimal credit risk. There were no changes in estimates of expected credit losses on distribution fee receivables and commission receivables in 2023. The Company evaluated estimated credit losses on receivable from clearing organization in 2023, and as of December 31, 2023, the allowance for credit losses was deemed de minimis.

Victory Capital Services, Inc.

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Segment Reporting

The Company operates in one business segment that serves as distributor and underwriter for the Funds. The Company's determination that it has one operating segment is based on the fact that the Chief Operating Decision Maker reviews the Company's financial performance on an aggregate level.

Intangible Assets

The Company's intangible assets are related to the Company's indefinite-lived renewable distribution service contracts with the Funds. Indefinite-lived intangible assets include contracts for distribution services where the Company expects to, and has the ability to, continue to distribute these funds indefinitely, that have annual renewal provisions, and there is a high likelihood of continued renewal based on historical experience. Intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the intangible asset is less than its carrying amount.

As of December 31, 2023, the Company performed the qualitative assessment and determined it was more likely than not that the fair value of its intangible assets was greater than the carrying value and therefore no impairment was identified.

Capitalized Service Contract Implementation Costs

In 2023, the Company capitalized $2,373,094 in costs related to implementing and developing new functionality on its hosted clearing, processing and account servicing platform. The Company follows the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets. Costs incurred in the software application development stage such as customization, integration with Company software, coding and configuration are capitalized. Costs incurred in the preliminary project and post-implementation stages are expensed as incurred. Capitalized service contract implementation costs are evaluated for impairment on an annual basis.

Capitalized service contract implementation costs are expensed over the fixed, noncancelable term of the contract plus any reasonably certain renewal periods. The estimated term of the hosting arrangement is reassessed periodically, and any change is accounted for as a change in accounting estimate, with the remaining deferred costs recognized over the rest of the revised period.

Victory Capital Services, Inc.

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Amortization begins when the related component of the arrangement is ready for its intended use. The Company recorded $707,090 of amortization expense in 2023 for capitalized service contract implementation costs, which is included in brokerage platform expense in the Statement of Operations.

Brokerage Platform Expense

With the launch of Marketplace in April 2023, the Company began incurring ongoing expenses related to operating and maintaining the new brokerage platform. Included in brokerage platform expense are fees paid to Pershing under the clearing service agreement, amortization expenses for capitalized service contract implementation costs and software development costs not qualifying for capitalization.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Actual results could differ from those estimates.

3. Income Tax

The Company is included in the federal income tax return filed by the Parent. For financial reporting purposes, the Parent has elected to allocate the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis.

Under an arrangement with the Parent, the Company is paid by the Parent for the tax benefits of operating losses. The Company derecognizes net operating losses (NOLs) in its separate financial statements subject to recognition of the losses on a consolidated basis.

3. Income Tax (continued)

Income taxes included in the Statement of Operations are summarized below.

Current expense (benefit):	
Federal	$ (238,894)
State	(43,438)
Total current expense (benefit)	(282,332)
Deferred expense (benefit):	
Federal	30,449
State	(5,052)
Total deferred expense (benefit)	25,397
Income tax expense (benefit)	$ (256,935)

The Company's effective tax rate for 2023 was 24.6%. The difference between the provision for income taxes and the amount computed by applying the statutory Federal tax rate of 21.0% to the loss before income taxes as of December 31, 2023, is as follows:

Federal income tax at U.S. statutory tax rate	21.0 %
State income tax, net of federal tax benefit	3.9
Other	(0.3)
Total income tax	24.6 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company's net deferred tax liabilities as of December 31, 2023, are as follows:

Deferred tax assets:	
Section 174 development costs	$ 17,901
State NOLs	5,986
Total deferred tax assets	23,887
Deferred tax liabilities:	
Prepaid C share commissions	160,900
Intangible assets	312,923
Total deferred tax liabilities	473,823
Net deferred tax liabilities	$ 449,936

3. Income Tax (continued)

If not utilized, the Company's state net operating loss carryforwards will expire beginning in 2039.

In assessing the realization of deferred tax assets, the Company considers the reversal of deferred tax liabilities as well as projections of future taxable income during the periods in which temporary differences are expected to reverse. Based on the consideration of these facts, the Company believes it is more likely than not that all of its gross deferred tax assets will be realized in the future, and as a result has not recorded a valuation allowance on these amounts as of December 31, 2023.

As of December 31, 2023, U.S. federal income tax returns for 2020, 2021 and 2022 are open and therefore subject to examination. State and local income tax returns filed are generally subject to examination from 2019 to 2022. The Company has analyzed its tax positions for all open years and has concluded that no additional provision for income tax is required.

The Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months.

As of December 31, 2023, the Company had net receivables of $130,606 from the Parent and $200 from the Advisor for federal and state income taxes which were recorded in due from affiliates in the Statement of Financial Condition. The net amounts receivable from the Parent and Advisor were settled in full in February 2024.

4. Related-Party Transactions

The Company provides various support services to the Advisor such as advertising review, dealer agreement maintenance, compliance training, and other administrative services. The Company charges fees designed to cover the costs of providing such services, which are recorded as intercompany support fees revenue in the Statement of Operations.

The Advisor provides various services to the Company such as use of personnel, office facilities, equipment, and other administrative services. The Advisor also assists with the development and maintenance of Marketplace, the Company's hosted brokerage platform. The Company is charged a service fee designed to cover the costs of providing such services, which is recorded as intercompany service fees expense in the Statement of Operations.

Related-party support and service fee transactions are settled monthly, in arrears, via intercompany cash transactions. The Advisor pays Ohio commercial activity taxes on a quarterly basis for the Advisor and Company and amounts due to the Advisor by the Company are settled on a quarterly basis. Tax benefits from operating losses payable by the Parent are recorded as an intercompany receivable and are generally settled on a quarterly basis for federal income taxes and annually for state income taxes.

Victory Capital Services, Inc.

Notes to Financial Statements (continued)

4. Related-Party Transactions (continued)

During the year ended December 31, 2023, the Company received a capital contribution of $2,250,000 from VCO.

The Company considers the Funds to be related parties as a result of the advisory relationship between the Advisor and the Funds. The Company maintains a reimbursement plan with one of the Funds, Victory Portfolios II, under which 12b-1 fees received by the Company and not paid out as 12b-1 fees to selling brokers must either be paid back to Victory Portfolios II or used to offset mutual fund distribution/marketing expenses. The liability for residual 12b-1 fees received by the Company from Victory Portfolios II is recorded in other liabilities in the Statement of Financial Condition. From time to time, errors on Marketplace customer trades involving shares of the Funds result in realized gains or losses that are recorded in interest and other income in the Statement of Operations.

A summary of the balances and transactions involving related parties appears below.

	As of December 31, 2023
Related-party assets:	
Intercompany support fees receivable	$ 33,601
Placement agent fees receivable	127
Income taxes receivable	130,806
FINRA prepayments and other receivables from affiliates	343,155
Total related-party assets	$ 507,689
Related-party liabilities:	
Income and other taxes payable	$ 380
Intercompany service fees payable	365,983
Other payables to affiliates	893
Residual 12b-1 fees received from Victory Portfolios II	5,138
Total related-party liabilities	$ 372,394

	For the Year Ended December 31, 2023
Related-party revenue:	
Distribution and related fees	$ 22,199,431
Intercompany support fees	1,349,292
Related-party expense:	
Intercompany service fees	$ 2,740,983
Related-party other income:	
Net realized gains on customer trade errors	$ 4,988

Victory Capital Services, Inc.

Notes to Financial Statements (continued)

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, cannot exceed 15 to 1.

As of December 31, 2023, the Company had net capital under the Rule of $413,003, which was $271,313 in excess of its minimum required net capital of $141,690. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2023, was 5.15 to 1.

6. Contracts

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

7. Subsequent Events

In preparing these financial statements, subsequent events were evaluated through February 23, 2024, the date of the filing of the report. There were no subsequent events required to be either recognized in the financial statements or disclosed in the notes to the financial statements other than those disclosed herein.

Supplementary Information

Victory Capital Services, Inc.

Schedule I - Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2023

Total shareholder's equity from statement of financial condition		$ 8,185,494
Deductions for nonallowable assets		
Intangible assets	$ 2,300,000	
Prepaid C share commissions	659,013	
Capitalized service contract implementation costs, net of amortization	4,009,328	
Due from affiliates	507,689	
Distribution fees receivable	215,334	
Prepaids and other assets	81,127	7,772,491
Net capital		$ 413,003
Total aggregate indebtedness		$ 2,125,342
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 141,690
Excess net capital at 1,500 percent		$ 271,313
Excess net capital at 1,000 percent		$ 200,469
Percentage of aggregate indebtedness to net capital		515%

Reconciliation with the Company's computation of net capital as of December 31, 2023

Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed January 25, 2024	$ 478,282
Adjustments	
Increase in due from affiliates	(72,918)
Decrease in prepaids and other assets	7,639
Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed February 23, 2024	$ 413,003

16



Building a better working world

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ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Victory Capital Services, Inc.

We have reviewed management's statements, included in the accompanying Victory Capital Services, Inc. Exemption Report Under Securities and Exchange Commission Rule 17a-5, in which Victory Capital Services, Inc. (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R§ 240.15c3-3 (k)(2)(ii) (the "exemption provision")

(2) The Company met the identified exemption provision of 17 §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2023, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023 without exception.

Management is responsible for compliance with 17 C.F.R § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



**Building a better
working world**

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2024



4900 Tiedeman Road, 4th Floor • Brooklyn, OH 44144 • 216-898-2458 • vcm.com

Victory Capital Services, Inc.

Exemption Report Under Securities and Exchange Commission Rule 17a-5

December 31, 2023

Victory Capital Services, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Victory Capital Services, Inc.

I, Christopher Ponte, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Principal Financial Officer

February 23, 2024